EXHIBIT 99.1

Top Ships Inc. Announces Delivery of 1st VLCC, Sale of 2 Product Tankers and Fully-Funded Status of Current Newbuilding Program with New Sources of Capital

ATHENS, Greece, Jan. 21, 2022 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today the delivery of the very high-specification, scrubber-fitted, 300,000 dwt newbuilding Very Large Crude Carrier (VLCC) vessel M/T Julius Caesar constructed at the Hyundai Heavy Industries shipyard in South Korea. The vessel has commenced its previously announced time charter employment with a major oil trader for three years with two yearly extensions at the charterer’s option. The revenue backlog expected to be generated by this fixture, assuming all options are exercised, is about $68.8 million. For 2022 alone, this charter is expected to contribute $12.5 million in revenue.

Sale of 2 Product Tankers

The company also announced today that it has entered into an agreement to sell to unaffiliated third parties its 2 MR product tankers M/T Eco Los Angeles and M/T Eco City of Angels. The vessel sales are subject to customary closing conditions and are anticipated to be concluded during the first quarter of 2022.

Depending on when the closing of the sales take place, the Company estimates net proceeds after debt repayment of about $17.5 million and intends to use these funds towards its current newbuilding program, including repayment of the Unsecured Financing described below.

Secured Financing of Newbuilding Vessels

In relation to the delivery of M/T Julius Caesar, the Company drew down $54.0 million from its secured credit facility (in the form of a sale and leaseback transaction) with a major international financier entered into in November 2021, and has bareboat chartered back the vessel for a period of eight years at a bareboat hire rate consisting of 32 consecutive quarterly installments of $0.7 million and a balloon payment of $32.4 million payable together with the last installment, plus interest based on the 3 months USD LIBOR (or the applicable LIBOR replacement rate), plus 2.60% per annum. As part of this transaction, the Company has continuous options to buy back the vessels at purchase prices stipulated in the bareboat agreements. The facility contains customary financial and other covenants including with respect to a change in voting control of the Company.

The Company has in place a facility with the same financier with substantially similar terms for the M/T Legio X Equestris (Hull No. 3214) which is expected to be delivered during the 1st quarter of 2022.

The Company also announced that it has entered into a non-binding term sheet with a major international financier for up to $48.4 million for the financing, in the form of sale and leaseback, of the newbuilding vessel M/T Eco Oceano CA (Hull No. 871), subject to credit committee approval. According to the terms, the credit facility will be repayable in 40 consecutive quarterly installments of $0.7 million commencing from the date of delivery of the vessel, plus a balloon installment equal to $20.4m. The credit facility will bear interest based on the 3 months USD LIBOR (or the applicable LIBOR replacement rate), plus a margin of 3.50% per annum.

Subject to the approval of the termsheet relating to the financing of the M/T Eco Oceano CA, in combination with the Unsecured Financing and the sale of Series F Preferred Shares described below, the Company’s remaining newbuilding program, consisting of the VLCC vessel M/T Legio X Equestris (Hull No. 3214) and the Suezmax vessel M/T Eco Oceano CA (Hull No. 871), will be fully funded.

Unsecured Financing

The Company also announced that it has entered into an unsecured credit facility for up to $20 million with an affiliate of its CEO in order to finance part of the shipbuilding cost of the 2 VLCCs. To date, $9 million has been drawn down.

The company shall repay the principal amount of this facility in cash via one or multiple installments at its discretion by December 31, 2022. The principal terms of the loan include an arrangement fee of 2%, interest of 12% per annum and a commitment fee of 1.00% on the undrawn part of the facility.

Series F Non-Convertible Perpetual Preferred Shares

In January 2022, the Company entered into a stock purchase agreement with an affiliate of its CEO (the “Buyer”) for the sale of up to 7,560,759 newly-issued Series F Non-Convertible Perpetual Preferred Shares, par value $0.01, to the Buyer, in exchange for (i) the assumption by the Buyer of an amount of $48.0 million of shipbuilding costs for its newbuilding vessels M/T Eco Oceano CA (Hull No. 871), M/T Julius Caesar and M/T Legio X Equestris (Hull No. 3214), and (ii) settlement of the Company’s remaining payment obligations relating to the acquisition in September 8, 2021 of an additional 65% ownership interest in the newbuilding contracts for its 2 VLCCs, in an amount of up to $27.6 million. As of the date of this release 1,800,160 Series F Preferred Shares have been issued.

The Series F Preferred Shares have the following characteristics:

Voting.  The holders of Series F Preferred Shares are entitled to the voting power of ten (10) of our common shares per Series F Preferred Share.  The holders of Series F Preferred Shares and the holders of common shares shall vote together as one class on all matters submitted to a vote of shareholders. Except as required by law, the holders of Series F Preferred Shares have no special voting rights and their consent shall not be required for taking any corporate action.

Distributions. Upon any liquidation, dissolution or winding up of our Company, the holders of Series F Preferred Shares shall be entitled to receive the net assets of the Company pari passu with the Common Shares.

Redemption.  The Company at its option shall have the right to redeem a portion or all of the outstanding Series F Preferred Shares. Upon an optional redemption, the Company shall pay an amount equal to $10 per Series F Preferred Share redeemed (the “Liquidation Amount”), plus a redemption premium of 20% of the Liquidation Amount. The Series F Preferred Shares include a mandatory redemption provision tied to minimum ownership requirements for the Company’s major shareholders, including affiliates of the CEO, including payment of a redemption premium, as detailed in the Certificate of Designation for the Series F Preferred Shares.

Dividends. The holders of outstanding Series F Preferred Shares shall be entitled to receive semi-annual dividends payable in cash at a rate of 13.5% per year of the Liquidation Amount of the then outstanding Series F Preferred Shares. In addition, a one-time cash dividend equal to 4.0% of the Liquidation Amount is payable to the Buyer 30 days following the issuance of Series F Preferred Shares.

Ranking. All shares of Series F Preferred Shares shall rank pari passu with the Company’s common shares.

The terms of the entry into the unsecured financing and the sale of Series F Preferred Shares were approved by a special committee composed of independent members of the Company's board of directors (the “Transaction Committee”). The Transaction Committee obtained a fairness opinion from an independent financial advisor for each transaction.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org